UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	51,791,325 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	51,791,325 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,791,325 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.2% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP No. 70532Y303	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS Dr. Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	51,794,325 shares of Common Stock1
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	958,676
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	51,794,325 shares of Common Stock1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,753,001 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.6% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

1 Includes 3,000 shares of common stock held by Dr. Kukes’ spouse.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 4 of 7

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, the Amendment No. 5 thereto, filed with the Commission on March 5, 2019, and the Amendment No. 6 thereto, filed with the Commission on May 22, 2019 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of PEDEVCO Corp. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

Item 2. Identity and Background

(a)
This statement is filed by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Kukes is the Chief Executive Officer and 100% owner of SK Energy and the Chief Executive Officer of the Company. By virtue of this relationship, Kukes is deemed to beneficially own the securities beneficially owned by SK Energy.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)
The principal business address of each of SK Energy and Kukes is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

(c)
The principal occupation of SK Energy is a consulting business. The principal occupation of Kukes is the sole owner and Chief Executive Officer of SK Energy and the Chief Executive Officer of the Company.

(d)
No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
SK Energy is organized under the laws of the State of Delaware. Kukes is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

CUSIP No. 70532Y303	SCHEDULE 13D	Page 5 of 7

On September 17, 2019, the Company raised $13 million through the sale of 8,204,481 shares of restricted Company common stock at a price of $1.5845 per share (the “SK Purchase Price”) to SK Energy, pursuant to a Common Stock Subscription Agreement, dated September 17, 2019, entered into by and between the Company and SK Energy (the “SK Subscription Agreement”). The SK Purchase Price represented a premium to the closing price of the Company’s common stock on the NYSE American Exchange as of the closing date and was equal to the greater of the book/market price of the Company’s common stock for the purposes of the NYSE American Exchange rules and requirements.

This Amendment reports the sale by Kukes in open market transactions from June 3, 2019 through August 20, 2019, of 433,676 shares of the Company’s Common Stock as described on Schedule A

Item 5. Interest in Securities of the Issuer

(a)            As of the close of business on September 18, 2019, the Reporting Persons beneficially own in aggregate 52,753,001 shares of Common Stock representing 74.6% of the 71,711,328 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on September 18, 2019, SK Energy beneficially owns an aggregate 51,791,325 shares of Common Stock representing 73.2% of the 71,711,328 shares of the Company’s issued and outstanding Common Stock on such date. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

(b)            Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)            See Item 3, above.

(d)            No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Dr. Kukes’ spouse.

(e)            N/A.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Exhibit No.	Description

99.2	Power of Attorney dated April 17, 2019 – Dr. Simon G. Kukes and Clark R. Moore (1)
99.3	Power of Attorney dated April 17, 2019 – SK Energy LLC and Clark R. Moore (1)
(1)
Filed as Exhibits 24.1 and 24.2 to the Form 4 filed by the Reporting Persons on June 19, 2019 and incorporated by reference herein.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2019

SK Energy LLC

/s/ Clark R. Moore, attorney-in-fact for Simon Kukes, as Manager of SK Energy LLC
Dr. Simon G. Kukes
Manager

/s/ Clark R. Moore, attorney-in-fact for Dr. Simon Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 7 of 7

SCHEDULE A

Title of Security	Date of Purchase	Shares Purchased	Price Per Share
Common Stock	06/03/2019	138	$2.04
Common Stock	06/05/2019	126	$2.04
Common Stock	06/06/2019	2,619	$2.04
Common Stock	06/07/2019	1,109	$2.04
Common Stock	06/17/2019	4,210	$2.02
Common Stock	06/17/2019	342	$2.04
Common Stock	06/24/2019	77,037	$2.05
Common stock	08/15/2019	54,568	$1.55(1)
Common stock	08/16/2019	120,690	$1.5
Common stock	08/19/2019	52,666	$1.5
Common Stock	08/20/2019	120,171	$1.51
		433,676

(1) This transaction was executed in multiple trades at prices ranging from $1.32 to $1.56. The price reported above reflects the weighted average purchase price. The Reporting Person hereby undertakes to provide upon request to the Securities and Exchange Commission staff, the Company or a security holder of the Company, full information regarding the number of shares and prices at which the transaction was affected.